May 7, 1996

Securities and Exchange Commission
Mail Stop 9-5
450 5th Street, NW
Washington, DC 20549

Dear Sirs/Madams:

Except for the referenced actions of Immucor, Inc.'s Audit Committee and Board of Directors and the absence of consultation by representatives of Immucor, Inc. with Ernst & Young LLP of which we have no knowledge, we have read and agree with the comments in Item 4 of Form 8-K of Immucor, Inc. dated May 7, 1996.

Yours truly,



Deloitte & Touche LLP